Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Uranium Royalty Corp. (“URC” or the “Company”)

Suite 1830 – 1030 West Georgia Street

Vancouver, BC

V6E 2Y3

Item 2 Date of Material Change

September 1, 2022.

Item 3 News Release

On September 1, 2022, a news release in respect of the material change was disseminated through Globe Newswire and a copy thereof has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4 Summary of Material Change

On September 1, 2022, the Company renewed its “at-the market” equity program (the “ATM Program”) that will allow the Company to issue up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “ATM Shares”) from treasury to the public from time to time.

Item 5 Full Description of Material Change

On September 1, 2022, the Company renewed its ATM Program that will allow the Company to issue up to US$40 million (or the equivalent in Canadian dollars) of ATM Shares from treasury to the public from time to time.

Sales of Offered Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated September 1, 2022 (the “Distribution Agreement”) with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., Canaccord Genuity, H.C. Wainwright & Co. LLC, Paradigm Capital Inc., and TD Securities (collectively, the “Agents”).

The Company intends to use the net proceeds of any such sales under the ATM Program to finance the acquisition of additional royalties, streams, physical uranium and similar interests and for working capital.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSX Venture Exchange, Nasdaq Capital Markets or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) July 14, 2023.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Josephine Man

Chief Financial Officer

Phone: 604-396-8222

Item 9 Date of Report

September 1, 2022.